Exhibit 99.1



Alcon Expands Refractive Surgery Options with the Introduction of the AcrySof® Phakic Intraocular Lens Outside the U.S.

HUENENBERG, Switzerland – September 12, 2008 – Alcon, Inc. (NYSE: ACL) announced the international release of the new AcrySof® Phakic Lens at the 2008 European Society of Cataract and Refractive Surgeons (ESCRS) annual meeting in Berlin, Germany. Based on Alcon's proven and trusted AcrySof® intraocular lens (IOL) material, Alcon designed the AcrySof® Phakic Lens to become the surgeon's preferred solution for patients with moderate to high levels of myopia (nearsightedness).

The AcrySof® Phakic Lens received its CE Mark in August based on clinical trial data involving 360 patients. This advanced angle-supported phakic lens delivered significant improvements in uncorrected visual acuity (UCVA) that was on average better than 20/25. Prior to the implantation of the phakic lens, these patients required an average correction of nearly -10.5 diopters and many were considered to have "count finger" vision without glasses or contacts. More than 50% of the patients gained one or more lines of best corrected spectacle visual acuity (BSCVA) with this lens compared to their BSCVA preoperatively. Additionally, 95 percent of patients said they would have the lens implanted again. Clinical follow-up, which extended to three years for many patients, showed minimal central and peripheral endothelial cell loss.

"The AcrySof® Phakic Lens' clinical trial results indicate that this technology gives patients lasting visual improvement without compromising their safety, which is different from my experience with previous angle-supported phakic lenses," said clinical trial investigator, Joseph Colin, M.D., Professor, Hôpital Pellegrin CHU de Bordeaux, who performed his first implant with the angle-supported lens in 1999. "The artful design of this lens is a dramatic step forward in phakic lens technology that will allow me to deliver quality vision to my refractive patients who have higher levels of nearsightedness or who may not be good candidates for LASIK surgery."

As part of the controlled launch for the AcrySof® Phakic Lens, Alcon will provide surgeons with an integrated and comprehensive training, educational, and support program. Several presentations featuring the AcrySof® Phakic IOL will take place during the 2008 ESCRS annual meeting, including a presentation of a phakic surgical case during Alcon's Live Surgery.

"Alcon has developed a phakic intraocular lens that ophthalmologists can trust for their patients with moderate to high levels of nearsightedness," said Bill Barton, vice president, area president, U.S. and global marketing. "The AcrySof® Phakic IOL clearly advances phakic lens technology and further demonstrates our commitment to refractive surgery."

The AcrySof® Phakic Lens is the only phakic lens made entirely from AcrySof® IOL material - a soft, flexible material developed specifically for use in the eye. It is a foldable lens that can be used for small incision surgery. It will be available in four lengths for an ideal fit and refractive powers will range from -6.0 to -16.5 diopters. The lens is currently being studied in the United States and, as a result, is not available there at this time.

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About Phakic Intraocular Lenses
Phakic IOLs provide patients with vision correction while leaving the natural crystalline lens in place. Eyeglasses or contact lenses are also commonly used to help people see clearly. However, for some individuals, eyeglasses may be an unappealing option, and others may be unable to wear contact lenses. There are also laser vision correction procedures, such as LASIK (laser-assisted *in situ* keratomileusis); however, not everyone is a good candidate for LASIK, due to their amount of refractive error or corneal condition. The implantation of a phakic lens is another surgical alternative for correction of refractive error.

About AcrySof® Intraocular Lenses
Alcon's AcrySof® intraocular lenses are the most frequently implanted lenses in the world, with more than 35 million implants since their introduction in the early 1990s. The AcrySof® IQ, AcrySof® Toric, AcrySof® ReSTOR® Aspheric and AcrySof® Phakic IOLs are part of Alcon's AcrySof® IOL product portfolio.

About Alcon
Alcon, Inc. is the world's leading eye care company, with sales of approximately $5.6 billion in 2007. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon's majority shareholder is Nestlé, S.A., the world's largest food company.

Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any forward-looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:
Doug MacHatton
Vice President
Investor Relations and
Strategic Communications
800-400-8599

www.alcon.com